Exhibit 2.1

Execution Version

AMENDMENT NO. 1
TO THE
EQUITY AND ASSET PURCHASE AGREEMENT

AMENDMENT NO. 1 (this “Amendment”), dated as of June 9, 2016, to the Equity and Asset Purchase Agreement, dated as of April 22, 2016 (the “Agreement”), by and among Ardagh Group S.A., a Luxembourg company (“Purchaser”), Ball Corporation, an Indiana corporation (“Seller”), and (subject in all respects to Section 4.20 of the Agreement) Rexam PLC, a public limited company registered in England and Wales (“Rexam” and collectively with Purchaser and Seller, the “Parties”).  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

WHEREAS, the Parties entered into the Agreement pursuant to which the Seller agreed to cause the applicable Seller Entities and Rexam Entities to sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser agreed to purchase and acquire from the applicable Seller Entities and Rexam Entities, all of their right, title and interest in and to all of the Purchased Assets upon the terms and subject to the conditions set forth therein;

WHEREAS, the Parties desire to amend the Agreement as set forth in this Amendment in accordance with Section 11.6 thereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment hereby agree as follows:

1.                                      Section 1.11(c).  The Agreement is hereby amended by deleting in its entirety Section 1.11(c) of the Agreement and replacing it with the following:

“(c)                            Subject to Section 1.11(b), for the purposes of this Agreement and unless Purchaser and Seller agree otherwise, the Closing shall be deemed to have occurred at 11:59 P.M. local time in each applicable jurisdiction on the Closing Date.”

2.                                      Section 1.15.  The Agreement is hereby amended by deleting in its entirety Section 1.15 of the Agreement and replacing it with the following:

“1.15                              Additional Purchase Price Adjustment.

(a)                                 Seller acknowledges that the fundamental economic benefits that Purchaser expects to receive from the Transaction are predicated on the Business having a sales perimeter of at least the 2017 Volume Threshold Amount in the 2017 calendar year, and that the covenants and agreements set forth in this Section 1.15 are essential to allow Purchaser to achieve these fundamental economic benefits.

(b)                                 Set forth on Schedule 1.15(b) is a list of the identified volume of cans and ends (“Units”) expected to be sold by the Business in the 2017 calendar year, including (except for the volume specified under “Other Volumes”) the customers to which such Units will be sold, the Facility in which such Units are manufactured and from which they will be shipped to such customers.

(c)                                  As promptly as practicable after December 31, 2017 (but in any event by March 15, 2018), Purchaser shall deliver to Ernst & Young LLP, Seller’s designated third-party representative (the “Seller Representative”), a report (the “2017 Actual Volume Report”) setting forth the aggregate number of Units actually sold, brokered, assigned to, or contract manufactured by Purchaser or its Affiliates (including the Purchased Entities) from the Facilities during the 2017 calendar year (the “2017 Actual Volume”). Each of the Seller Representative (and, if applicable, the Arbiter) shall be permitted to share with Seller only aggregated volume information relating to any difference between the 2017 Volume Threshold Amount and the 2017 Actual Volume across all the Facilities (and without any customer-level specific data) in connection with its evaluation hereunder. The Seller Representative (and, if applicable, the Arbiter) may request additional information from Purchaser to verify the information in the 2017 Actual Volume Report, and Purchaser shall cooperate with the Seller Representative (and, if applicable, the Arbiter) in connection with their review of the 2017 Actual Volume Report, including providing the Seller Representative (and, if applicable, the Arbiter) with reasonable access to its books, records and management for purposes of such review. If, after consultation with the Seller Representative, Seller has any objections to the amounts reflected in the 2017 Actual Volume Report, it shall notify Purchaser in writing of its objections within thirty (30) days of its receipt of such report, in which case, the provisions of Section 1.6(e) shall apply mutatis mutandi to the resolution of any such dispute (except that the Seller Representative shall represent Seller therein). If Seller has not objected to such report within such thirty (30) day period, the 2017 Actual Volume shall be deemed to be as reflected in such report delivered by Purchaser.

(d)                                 If the 2017 Actual Volume is deemed or determined to be less than the 2017 Volume Threshold Amount, then no later than ten (10) Business Days following the final determination of the 2017 Actual Volume in accordance with Section 1.15(c), Seller shall pay to Purchaser an amount equal to the 2017 Volume Shortfall Amount; provided that in no event shall the payment to be made by Seller to Purchaser under this subsection (d) exceed $75 million.

(e)                                  If Purchaser determines, and so notifies the Seller Representative in writing as promptly as practicable after December 31, 2017 (but in any event by March 15, 2018), that the 2017 Actual Volume has been reduced as a direct result of the sale by Seller or any of its Affiliates of Units to any of the customers at the customer locations listed on Schedule 1.15(b) with respect to such customers or of Units included in “Other Volumes” on Schedule 1.15(b) (as reflected in the 2017 Actual Volume Report and subject to the dispute resolution provisions described in Section 1.15(c)) (the “Section 1.15 Report”) then, no later than ten (10) Business Days following the final determination of the number of

Units so sold by Seller or any of its Affiliates in accordance with Section 1.15(c), Seller shall pay to Purchaser the Seller Volume Payment Amount. The Seller Representative may request additional information from Purchaser (and, if applicable, the Arbiter may request additional information from each of Purchaser and Seller) to verify the information in the Section 1.15 Report, and Purchaser shall cooperate in connection with the Seller Representative’s review of the Section 1.15 Report (and, if applicable, each of Seller and Purchaser shall cooperate with the Arbiter in connection with its review of the Section 1.15 Report), including providing the Seller Representative (or the Arbiter, if applicable) with reasonable access to its books, records and management for purposes of such review. Each of the Seller Representative (and, if applicable, the Arbiter) shall be permitted to share with Seller only aggregated volume information relating to the customers to which Purchaser reports that volume has been sold by Seller and its Affiliates across all of the Facilities (and without any customer-level specific data) in connection with its evaluation hereunder, and the Arbiter (if applicable) will be permitted to share with Purchaser only aggregated volume information relating to the volume of Units sold by Seller and its Affiliates that would give rise to any payments by Seller under this Section 1.15(e) across the facilities of Seller and its Affiliates (and without any customer-level specific data). If, after consultation with the Seller Representative, Seller has any objections to the amounts reflected in the Section 1.15 Report, it shall notify Purchaser of its objections within thirty (30) days of its receipt of such report, in which case, the provisions of Section 1.6(e) shall apply mutatis mutandi to the resolution of any such dispute (except that the Seller Representative shall represent Seller therein). If Seller has not objected to such report within such thirty (30) day period, the Section 1.15 Report shall be deemed to be as reflected in such report delivered by Purchaser.

(f)                                   If, with respect to any volume of Units, Seller is required to make payments to Purchaser under both Section 1.15(d) and Section 1.15(e), Seller shall first satisfy its obligations under Section 1.15(d) before making any payment under Section 1.15(e); provided that in no event shall Seller be required to make payments under both Section 1.15(d) and Section 1.15(e) with respect to the same volume of Units.

(g)                                  Notwithstanding anything to the contrary in this Agreement, Purchaser shall not, and shall cause its Affiliates not to, effect or permit any of the following, and Purchaser’s right to receive any potential payment from Seller under Section 1.15(d) shall irrevocably terminate if Purchaser or its applicable Affiliate (x) takes any action with the primary intent of artificially increasing the payments potentially due to Purchaser under Section 1.15(d)) (including any action to delay sales of Units until after the end of the 2017 calendar year), (y) acts in bad faith with respect to attaining any volume of cans or ends for the purpose of increasing the payments potentially due to Purchaser under Section 1.15(d), or (z) fails to conduct the Business in a manner generally consistent with the efforts and resources that Purchaser and its Affiliates would devote to its other operations and businesses similarly situated to the Business absent Section 1.15(d). The payments to be made by Seller pursuant to this Section 1.15 shall be treated in all respects as adjustments to the Purchase Price, and shall be made by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Seller no fewer than three (3) Business Days prior to the scheduled date of such payment.”

3.                                      Schedule 10.1(r).  The Agreement is hereby further amended by deleting in its entirety Schedule 10.1(r) to the Agreement and replacing it with the amended Schedule 10.1(r) attached hereto.

4.                                      Section 11.20.  This Agreement is further amended by adding a new Section 11.20 as follows:

“11.20                       Conflicts With FTC Order.  In the event of any conflict between the terms of the final Decision and Order of the FTC in In the Matter of Ball Corporation (the “FTC Order”) and the terms of this Agreement, the terms of the FTC Order shall govern and control.”

5.                                      Section 11.21.  This Agreement is further amended by adding a new Section 11.21 as follows:

“11.21                       Rescission.  If Seller has divested the Purchased Assets and the Assumed Liabilities to Purchaser prior to the date of the FTC Order, and if, at the time the FTC determines to make the FTC Order final and effective, the FTC notifies Seller that Purchaser is not an acceptable purchaser of the Purchased Assets and the Assumed Liabilities, then Seller shall immediately rescind the Transaction, in whole or in part, as directed by the FTC, and shall divest the Purchased Assets and the Assumed Liabilities (or such portion thereof as directed by the FTC) within one hundred eighty (180) days from the date of the FTC Order, absolutely and in good faith, at no minimum price, to an acquirer that receives the prior approval of the FTC, and only in a manner that receives the prior approval of the FTC and the Parties shall promptly take all actions as may be necessary or desirable to effect such rescission.”

6.                                      Entire Agreement.  This Amendment constitutes a complete and exclusive statement of the terms of the agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the Parties with respect to such subject matter.

7.                                      Execution of Amendment.  The exchange of copies of this Amendment and of signature pages by facsimile, “portable document format” (“.pdf”) form or other electronic transmission shall constitute effective execution and delivery of this Amendment as to the Parties and may be used in lieu of the original Amendment for all purposes.  Signatures of the Parties transmitted by facsimile, .pdf or other electronic means shall be deemed to be their original signatures for all purposes.

8.                                      Incorporation By Reference.  The provisions of Sections 11.4 (Severability), 11.5 (No Third Party Beneficiaries), 11.8 (Governing Law), 11.9 (Waiver of Jury Trial), 11.11 (Headings), 11.12 (Counterparts), 11.13 (Further Documents), and 11.15 (Construction) of the Agreement shall apply mutatis mutandis as if such provisions were set forth in full herein.

9.                                      Governing Law.  This Amendment shall be governed by and construed in accordance with the substantive laws of the State of New York, without regard to its rules of conflict of laws.

10.                               Full Force and Effect.  Except as amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the Parties have executed this Amendment, all as of the date first above written.

ARDAGH GROUP S.A.

By:	/s/ Herman Troskie
	Name:	Herman Troskie
	Title:	Director

BALL CORPORATION

By:	/s/ Charles E. Baker
	Name:	Charles E. Baker
	Title:	Vice President

REXAM PLC

By:	/s/ David Gibson
	Name:	David Gibson
	Title:	Company Secretary

[Amendment No. 1 to the Equity and Asset Purchase Agreement]